EXHIBIT 99.11

CONSENT OF PAUL WEEDON

CONSENT OF AUTHOR / EXPERT

I hereby consent to:

1.	the use of my name, Paul Weedon, and reference to my name and the technical report entitled “Fortuna Silver Mines Inc: Yaramoko Gold Mine, Burkina Faso” dated effective December 31, 2022, evaluating the Yaramoko Mine of the Company (the “Yaramoko Report”), and the information contained in the Yaramoko Report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission; and

2.	the use of my name, Paul Weedon, and reference to my name and the technical report entitled “NI 43-101 Technical Report Séguéla Project, Feasibility Study, Worodougou Region, Cote d’Ivoire”, dated May 26, 2021 with an effective date of April 19, 2021, which details the results of a feasibility study on the Company’s Séguéla gold Project (the “Séguéla Report”), and the information contained in the Séguéla Report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission.

Dated: March 30, 2023

“Paul Weedon”

Paul Weedon, MAIG